

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 31, 2015

Mail Stop 4546

<u>Via E-mail</u>
Curtis L. Buser
Chief Financial Officer
The Carlyle Group L.P.
1001 Pennsylvania Avenue, NW
Washington, D.C. 20004-2505

> **Re: The Carlyle Group L.P.**
> **Form 10-K for the Fiscal Year Ended December 31, 2014**
> **Filed February 26, 2015**
> **File No. 001-35538**

Dear Mr. Buser:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2014

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 83

Available Capital, page 97

1.   We note your tabular presentation summarizing the changes in available capital, fair value of capital and total AUM. In your future filings, please expand your discussion in footnote 6 to the table to discuss the positive and negative factors impacting the market appreciation/ (depreciation) in the rollforward of fair value of capital and total AUM, including specific quantification of material drivers. In addition, include a similar expansion of discussion of the market appreciation / (depreciation) impact on total AUM by segment on pages 120, 131, 142 and 151.

Year ended December 31, 2014 Compared to the Year Ended December 31, 2013, page 100

Performance Fees, page 100

2.   In your future filings, please expand your discussion of the qualitative and quantitative
        factors impacting your performance fees during the year by identifying the underlying
        drivers and quantifying their related impact where applicable. Additionally, include a
        separate discussion of the changes in realized and unrealized performance fees. For
        example, discuss some of the factors (e.g. oil prices, energy exposure, foreign exposure,
        other, etc.) leading to a decline in realized and unrealized performance fees from your CP
        V, CEP III, and CP IV funds and quantify the impact of those factors, where applicable.
        Refer to Item 303(a)(3) of Regulation S-K.

Item 8. Financial Statements and Supplementary Data, page 178

Notes to Consolidated Financial Statements, page 185

Note 2. Summary of Significant Accounting Policies, page 185

Fund Management Fees, page 187

3.   We note your accounting policy of recognizing transaction and portfolio advisory fees
        when the service has been provided and collection is reasonably assured. Please tell us,
        and revise your future filings for clarification, if these amounts are inclusive of costs for
        transactions that are not consummated (i.e. "broken deal costs") and if so, tell us how you
        account for broken deal costs including your consideration of ASC 605-45 in the
        determination of gross versus net reporting. To the extent that these costs are included
        elsewhere, tell us the impacted line item and your accounting basis of presentation.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company
acknowledging that:

    •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

    •   staff comments or changes to disclosure in response to staff comments do not foreclose
        the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robert Klein at (202) 551-3847 or me at (202) 551-3872 with any questions.

Sincerely,

/s/ Hugh West

Hugh West
Accounting Branch Chief
Office of Financial Services II